Exhibit 99.2

FAQs

What did we announce today?

Outerwall and Apollo Global Management announced that they have entered into a definitive agreement pursuant to which Apollo will acquire all of the outstanding shares of Outerwall common stock for $52.00 per share in cash.

Who is Apollo?

Apollo Global Management (NYSE: APO) is a leading private equity firm with worldwide offices. Apollo had assets under management of approximately $173 billion as of March 31, 2016, in private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.agm.com.

Why is Apollo interested in Outerwall?

Apollo has admired Outerwall for a long time and is a great fit for us. Their interest in our company is centered on what we’ve valued all along: our talented team of employees, millions of loyal customers, iconic brands and an unrivaled network of retail partners and networked kiosks. We’re confident that Apollo wants to ensure that Outerwall continues to succeed.

What happens next?

Apollo will begin the tender offer by distributing to shareholders and filing with the SEC an offer to purchase and related materials, which we expect to happen in the next two weeks.

What’s a tender offer?

A tender offer is when an investor proposes buying shares from the shareholders of a company on the terms and subject to the conditions specified in the offer to purchase and related documents. In our case Apollo will buy shares at $52.00. Additional information regarding the tender offer will be filed with the SEC and distributed to shareholders in in the next two weeks.

How long do we expect the period between this announcement and the transaction closing date to be?

We currently expect the transaction to close in the third quarter of 2016.

Will my job change? When will I find out if I am impacted?

There are currently no planned changes. It’s important to remember that our businesses rely on our talented employees to move forward and the best thing you can do is to continue to focus on your current commitments.

What does today’s announcement mean for my current day-to-day work?

We recognize change like this can be unsettling. For the vast majority of employees, your day-to-day work is not changing. Now, more than ever, stay focused on your commitments. There’s still great work ahead across all of our businesses. However, between now and if/when the transaction closes, the company has agreed to certain restrictions during this time period. These items include:

•	Contracts: You need to work directly with your legal department before you terminate, amend, extend, renew, or enter into any new contracts, regardless of size.

•	Capital expenditures: You must reach out to Legal if you’re planning to make any capital expenditure. This could include parts, projects including capitalized technology – even if they are in your current budget and planned for.

•	Any changes to use of 3rd party licensed IP must be brought to Legal’s attention.

•	The purchase or sale of any assets.

•	Encumbrance (i.e., liens) on any assets, examples include leasing of equipment and letters of credit

Outerwall Confidential

•	Take on new debt or increase indebtedness (including non-ordinary course intercompany arrangements), an example is any loans within the company.

•	Any settlement, legal or otherwise.

If you work on any of these please work directly with Legal. You may not move forward without working with them.

Will there be immediate or future organizational changes?

At present, there are no planned organizational changes. When the transaction closes, Apollo will communicate any changes to the business.

Will there be leadership changes?

Currently, there are no planned changes.

Should we keep moving forward on current commitments? Or are we pausing?

We are not hitting the pause button. Your commitments remain important to the business and you should stay focused on them.

Are we still doing mid-year check-ins?

Yes, mid-year check-ins will continue as planned.

Do we know yet what first half of the year bonus payout will be yet?

We will release earnings later this week so we can’t yet comment on first half results. We expect the payout percentage on the company component of the 1H bonus to be approved by the Compensation Committee and communicated by mid-August with the full year payout still scheduled for March 2017.

What is happening with the 2016 Outerwall Bonus Plan?

Under the terms of our agreement with Apollo, the 2016 Bonus Plan is still in place and continues to be scheduled to be paid in March of 2017. As per normal business process, the Compensation Committee will approve the 1H payout in early August, for payment in March 2017.

If the transaction closes, will there still be opportunities for me here?

All of our businesses rely on our talented employees – there is still work to be done.

If the transaction closes, who will be my employer?

At the closing, your employer will remain the same.

What if I’m on PTO if/when the transaction closes? Will I miss any important paperwork or details?

If there is time-sensitive information for you to respond to, you’ll be contacted.

How did we arrive at this decision?

This process was initiated and executed by our Board of Directors and supported with the assistance of our outside advisors in the interest of maximizing value for all shareholders. We conducted a comprehensive review process and are pleased to have reached this agreement. We believe this is the right outcome after exploring strategic and financial alternatives.

What should I tell customers and partners about this announcement?

Please refer any questions about this announcement to our publicly available documents, including the press release announcing the transaction and, when available, Apollo’s offer documents and Outerwall’s solicitation/recommendation statement.

Outerwall Confidential

We’re sure you have lots of questions and we’ve worked to answer many of them above. There are a few areas that we’ll continue to receive more details about in the coming weeks. We’ll communicate specifics about any changes to things such as pay cycles, benefits or other details (per Apollo’s plans), as well as any organizational updates as we learn more.

Important Information

The tender offer for the outstanding common stock of Outerwall referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of Outerwall’s common stock. The solicitation and the offer to purchase shares of Outerwall’s common stock will only be made pursuant to an offer to purchase and related materials that Apollo Global Management’s acquisition subsidiary intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Apollo Global Management’s acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Outerwall will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF OUTERWALL ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholder may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting Outerwall’s Investor Relations website at ir.outerwall.com or by contacting Outerwall’s Investor Relations Department by phone at (425) 943-8242 or by e-mail at investor.relations@outerwall.com.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical and other information. Outerwall uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “forecast,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that Outerwall intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as Outerwall’s industry, business strategy, goals, projections and expectations concerning Outerwall’s market positions, future operations, future performance, results or condition, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings. The following are some of the factors and uncertainties that could cause actual future results, performance, condition and events to differ, including materially, from those expressed in any forward-looking statements: (1) uncertainties as to the timing of the proposed transactions relating to the tender offer; (2) the risk that the proposed transactions may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of Outerwall’s stockholders that will support the proposed transactions and tender their shares in the tender offer; (4) the possibility that competing offers or acquisition proposals for Outerwall will be made; (5) the possibility that any or all of the various conditions to the consummation of the proposed transactions may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement (such as the occurrence of a material adverse effect), including in circumstances that would require Outerwall to pay a termination fee or other expenses; (7) risks regarding

Outerwall Confidential

the failure to obtain the necessary financing to complete the proposed transactions; (8) risks related to the equity and debt financing and related guarantee arrangements entered into in connection with the proposed transactions; (9) the effect of the announcement or pendency of the proposed transactions on Outerwall’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, retailers, suppliers and others with whom it does business, and its operating results and business generally; (10) risks related to diverting management’s attention from Outerwall’s ongoing business operations; (11) the risk that stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; (12) effects of changes in the general business, political and economic climates; and (13) other factors as set forth from time to time in Outerwall’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2015, subsequent Form 10-Q filings, including that for the fiscal quarter ended March 31, 2016, and other SEC filings. These forward-looking statements reflect Outerwall’s expectations as of the date of this communication. Factors or events that could affect the proposed transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for Outerwall to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the proposed transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by Outerwall in this communication speak only as of the date hereof. Outerwall undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Outerwall Confidential